UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 25, 2025	By:	/s/ Ajay Agarwal
Name: Ajay Agarwal
Title: Company Secretary, Group Head - Secretarial & Group Oversight

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this report pursuant to the General Instructions for Form 6-K.

Exhibit No. 99

Description

Integrated Annual Report for FY 2024-25 – Revised

July 25, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Integrated Annual Report for FY 2024-25 – Revised

The Bank vide its intimation dated July 14, 2025 had submitted the Integrated Annual Report for FY 2024-25. Subsequently, it was observed that certain leadership team profiles needed updation.

In view of the above, we are enclosing the revised Integrated Annual Report for FY 2024-25, as required under the rules of the Securities and Exchange Commission. The said document is also available on the website of the Bank at the link - https://www.hdfcbank.com/personal/about-us/investor-relations/annual-report

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head - Secretarial & Group Oversight